UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-53508

HELIX BIOPHARMA CORP.
(Exact name of Registrant as specified in its charter)

305 Industrial Parkway South, #3
Aurora, Ontario
Canada, L4G 6X7
(905) 841-2300
(Address and telephone number of Registrant's principal executive offices)

Common Shares, without par value
Preferred Shares
Warrants
Units
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports from the Securities Exchange Act of 1934:

Rule 12h-6(a)	[X]	Rule 12h-6(d)	[ ]
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	[X]	Rule 12h-6(i)	[ ]
(for debt securities)		(for prior Form 15 filers)

GENERAL

This Form 15F relates to the common shares, without par value (the “Common Shares”), preferred shares (the “Preferred Shares”), warrants to purchase Common Shares (the “Warrants”) and units comprising any combination of the foregoing (the “Units”) of Helix BioPharma Corp. (the “Company”), a company incorporated under the laws of Canada.

PART I

Item 1. Exchange Act Reporting History

A.

The Company first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) on March 11, 2009, when the Company’s registration statement on Form 20-F, pertaining to the registration of the Common Shares pursuant to Section 12(g) of the Exchange Act, became effective.

On September 14, 2010, the Company filed a registration statement on Form 8-A with the Commission pertaining to the registration of the Common Shares pursuant to Section 12(b) of the Exchange Act.

On November 9, 2010, the Company filed a shelf registration statement on Form F-10 (the “Form F-10”) with the Commission under the Securities Act of 1933, as amended (the “Securities Act”), pertaining to the registration of offers and sales of the Common Shares, the Preferred Shares, the Warrants and the Units on a delayed or continuous basis.

B.

The Company has filed or submitted all reports required under section 13(a) or section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this form, and it has filed at least one annual report under section 13(a).

Item 2. Recent United States Market Activity

No securities of the Company have ever been sold in the United States in a registered offering under the Securities Act. Prior to filing this form, the Company filed a post-effective amendment to the Form F-10 to remove from registration all of the unsold securities under that registration statement, constituting all of the securities originally registered under the Securities Act.

Item 3. Foreign Listing and Primary Trading Market

A.

The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “HBP”, which constitutes the primary trading market for those securities. The Common Shares also trade on several German exchanges, including the Frankfurt Stock Exchange, although the Company did not seek to be listed on such exchanges. None of the Preferred Shares, Warrants or Units have ever been listed, traded or quoted on any securities exchange.

B.	The Common Shares were initially listed on the TSX on June 3, 1996. The Company has maintained this listing for at least twelve months preceding the filing of this Form.

C.	For the 12-month period from July 1, 2011 to June 30, 2012, approximately 83% of the trading volume in the Common Shares occurred on the TSX.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

As of April 5, 2012, the number of record holders of the Common Shares identified as being United States residents was 123. The Company relied on the assistance of Broadridge Investor Communications Solutions to determine the number of record holders of the Common Shares who are United States residents.

Item 6. Debt Securities

As of June 30, 2012: (i) the number of holders of the Preferred Shares identified as being United States residents was nil, (ii) the number of holders of the Warrants identified as being United States residents was 2 and (iii) the number of holders of the Units identified as being United States residents was nil.

Item 7. Notice Requirement

A.

On July 19, 2012, the Company published the notice required by Rule 12h-6(h) disclosing its intent to terminate its registration of the Common Shares under Section 12(g) of the Exchange Act, and to terminate its duty to file reports under section 13(a) or 15(d) of the Exchange Act in respect of the Common Shares, the Preferred Shares, the Warrants and the Units.

B.	The Company published the notice referred to in Item 7.A by means of a press release in the United States issued through Marketwire Incorporated. The notice is attached as an exhibit to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company is a reporting issuer in the Canadian provinces of British Columbia, Manitoba and Ontario. Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, the Company is required to make, and does make, public and file on the System for Electronic Document Analysis and Retrieval at www.sedar.com, among other things, the following documents: all interim and annual financial statements together with the appropriate MD&A; an annual information form; a report of any material change to its business operations or capital (material change reports); a notice of any change to its auditors; all news releases that disclose material information; business acquisition reports for significant acquisitions; management information circulars and proxy-related material; certain material contracts; and any other disclosure material the Company sends to its security holders. All information required to be published pursuant to Rule 12g3-2(b)(1)(iii) will be available at www.sedar.com.

PART III

Item 10. Exhibits

Attached as an exhibit to this Form 15F is a copy of the notice required by Rule 12h-6(h) disclosing the Company’s intent to terminate its registration of the Common Shares under Section 12(g) of the Exchange Act, and its duty to file reports under section 13(a) or 15(d) of the Exchange Act in respect of the Common Shares, the Warrants, the Preferred Shares and the Units.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12- month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

EXPLANATORY NOTE

Attached is the following exhibit:

99.1	Press release, dated July 19, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Helix BioPharma Corp. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Helix BioPharma Corp. certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

HELIX BIOPHARMA CORP.

Date: July 19, 2012	By:	/s/ Photios (Frank) Michalargias
Name: Photios (Frank) Michalargias
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release, dated July 19, 2012